SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ELOQUENT, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

290140 10 2

(CUSIP Number)

P. Thomas Jenkins

Open Text Corporation

185 Columbia Street West

Waterloo, Ontario

Canada  N2L  5Z5

Telephone (519) 888-7111

Facsimile:  (519) 888-0677

With a copy to:

Bruce R. Deming, Esq.

Jack G. Martel, Esq.

Farella Braun + Martel LLP

235 Montgomery Street

San Francisco, CA  94104

Telephone: (415) 954-4400

Facsimile: (415) 954-4480

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290140 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Open Text Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 100

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”) of Eloquent, Inc., a Delaware corporation (the “Issuer”), and is filed by Open Text Corporation, an Ontario corporation (“Open Text”) to amend the Schedule 13D filed with the Securities and Exchange Commission on January 21, 2003 (the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented with the following information:

On March 14, 2003, at a special meeting of the stockholders of the Issuer, a majority of the stockholders voted to adopt the Merger Agreement.  The Merger was consummated on March 20, 2003.  As a result of the Merger: (a) the Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and the Merger Sub ceasing its corporate existence; (b) each of the 100 issued and outstanding shares the Merger Sub were converted into one share of common stock of the surviving corporation; and (c) each Share (other than shares held by Eloquent as treasury stock or by Open Text or any of its subsidiaries, and other than Shares held by any stockholder who properly exercised appraisal rights under applicable Delaware or California law,) was converted into the right to receive $0.345, subject to the Indemnity Escrow Amount, as that term is defined in the Merger Agreement.  As a result of the Merger, Open Text owns 100.0% of the issued and outstanding Shares.

Item 5.	Interest in Securities of the Issuer
Item 5(a) is amended and restated in its entirety as follows:
Open Text beneficially owns 100 Shares or 100.0% of the issued and outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
15. Press release issued by Open Text, dated March 20, 2003, announcing consummation of the Merger (incorporated by reference to Exhibit 99.1 of Form 8-K filed by Open Text March 21, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2003
Date
Open Text Corporation /s/ P. Thomas Jenkins
Signature
P. Thomas Jenkins /Chief Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)